

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 20, 2018

Donald E. Brandt
Chief Executive Officer
Pinnacle West Capital Corporation
400 North Fifth Street
Phoenix, Arizona 85004

      Re: Pinnacle West Capital Corporation
             Arizona Public Service Company
             Form 10-K for the Fiscal Year Ended December 31, 2017
             Filed February 23, 2018
             File Nos. 1-8962 and 1-4473

Dear Mr. Brandt:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                            Sincerely,

                                            /s/ William H. Thompson

                                          William H. Thompson
                                          Accounting Branch Chief
                                          Office of Consumer Products

cc: Denise Danner, Vice President, Controller and Chief Accounting Officer